Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7 56 Temperance Street, Suite 500 Toronto, Ontario M5H 3V5, CANADA Tel: 1 (416) 646-3825 Fax: 1 (416) 646-3828 www.gammongold.com

PRESS RELEASE

Gammon Reports Best Ever Cost Margins and Continued Strengthening of Performance at Ocampo
 During the Fourth Quarter: Meets Operational Guidance for 2010

Toronto, January 9, 2011, Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): is pleased to provide preliminary results from the Ocampo mine for the fourth quarter and 2010. Operations at Ocampo continued to strengthen in the fourth quarter benefiting from the strong performance of the North-East underground mine. All figures reported are in U.S. dollars unless otherwise indicated.

During the fourth quarter, the Company reported production at Ocampo of 29,384 gold ounces and 1,199,829 silver ounces, or 51,199 gold equivalent1 ounces (realized(2) 53,030 ounces) at total cash costs of $426 per gold equivalent1 ounce (realized(2) $410). On a by-product basis, taking Ocampo’s silver production as a credit, total cash costs per ounce of gold sold were negative $390. Ocampo achieved a record margin of $955 per gold equivalent ounce(1) or 69%, and an operating cash flow for the period of approximately $40.0 million.

For the year ended December 31, 2010, the Company reported production at Ocampo of 103,220 gold ounces and 4,417,413 silver ounces, or 183,538 gold equivalent(1) ounces at total cash costs of $422 per gold equivalent(1) ounce, meeting the Company’s guidance for 2010.

“Throughout 2010 we have reported significant quarter over quarter improvements at Ocampo in virtually every key performance indicator. We have met our 2010 production and cash cost guidance and attained a strong and consistent production profile that leverages our record margins,” said René Marion, President and Chief Executive Officer. “Our strong cash flow profile and robust financial position, including a cash balance of $113 million, provides us with the flexibility to invest in our future, and fully fund our growth strategy.”

Recent Highlights

  Development of the North-East and Santa Eduviges underground mines continue to benefit from having access to the additional workforce redeployed from the Company’s El Cubo mine. More than 7,200 metres of development were completed in the fourth quarter

  Commercial production at Santa Eduviges commenced in late December

  On December 9, Gammon announced significant drill results for Reserve expansion and four new discoveries at Ocampo at Balvanera, El Rayo, Stockwork Hill and Polvorin

  On December 16, 2010, the Company announced that it has entered into a binding Letter of Intent with Aurion Resources Ltd. that will provide Gammon with an option to earn up to a 70% joint venture interest in the 12,985 hectare La Bandera Project located in Durango, Mexico

  The Preliminary Economic Assessment of the Guadalupe y Calvo development property is expected to be released later this month

(1)	Using the Company’s long term gold equivalency ratio of 55:1
(2)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities

Ocampo Key Performance Metrics
Underground	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change (Q4 vs Q1)
Average tpd	1,377	1,500	1,596	1,671	1,537	21%
Head grade gold (g/t)	2.33	2.22	2.16	2.52	2.27	8%
Head grade silver (g/t)	160.0	138.1	125.9	166.4	144.5	4%
Total development	3,903	4,744	6,546	7,220	22,413	85%
Open Pits	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Average tpd	93,730	103,117	97,992	105,737	100,171	13%
Head grade gold (g/t)	0.46	0.50	0.72	0.53	0.54	15%
Head grade silver (g/t)	27.8	28.2	40.5	27.3	30.4	(2%)
Mill Facility	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Average tpd	2,920	3,182	3,113	3,161	3,095	8%
Head grade gold (g/t)	1.62	1.71	1.88	2.02	1.81	25%
Head grade silver (g/t)	105.4	98.6	109.3	115.7	107.3	10%
Heap Leach Facility	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Average tpd	7,328	10,017	6,830	9,553	8,434	30%
Head grade gold (g/t)	0.34	0.40	0.46	0.39	0.39	16%
Head grade silver (g/t)	20.8	22.6	26.5	22.8	23.1	9%
Production	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Gold Ounces Produced	21,855	24,963	27,018	29,384	103,220	34%
Silver Ounces Produced	960,817	1,066,998	1,189,769	1,199,829	4,417,413	25%
Gold eq.(1) Ounces Produced	39,325	44,363	48,650	51,199	183,538	30%
Gold Equivalency Ratio(2)	66	65	64	50	60	(24%)
Gold eq.(2) Ounces Produced (Realized)	36,546	41,362	45,520	53,030	176,458	45%
Total Cash Costs	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Total cash costs per gold eq. ounce (55:1)	$423	$430	$411	$426	$422	1%
Total cash costs per gold eq. ounce (Realized)	$458	$461	$440	$410	$440	11%
Total cash costs per gold ounce	$8	($33)	($121)	($390)	($146)	(4975%)

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus project located north of the Ocampo mine. Gammon also recently signed a definitive agreement to acquire the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

(1)	Using the Company’s long term gold equivalency ratio of 55:1
(2)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 and 2011 results, operating performance projections for 2010 and 2011, our ability to fully fund our future growth internally, our ability to expedite the development of the Santa Eduviges underground, the continued positive results from our exploration programs, our ability to complete the Preliminary Economic Assessment of Guadalupe y Calvo in 4-6 weeks, 2010 and 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further improvements to silver recoveries resulting from improvements to the Ocampo mill and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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